Kimberly A. Kuryea

Vice President and Controller

November 9, 2012

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K for the year ended December 31, 2011

Filed February 17, 2012

File No. 1-03671

Via Overnight Delivery and EDGAR

Dear Ms. Blye:

On behalf of General Dynamics Corporation, please note our response to comments addressed in your letter dated September 28, 2012:

General

SEC Comment

1.	Please tell us about your contacts with Iran, Syria and Sudan since your letters to us of July 16, 2009 and October 16, 2009. We note that your subsidiary Gulfstream’s website provides contact information for aircraft sales for countries including Iran, Syria and Sudan. As you know, Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about these countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Syria or Sudan since your prior letters, whether through subsidiaries, distributors, service customers, or other direct or indirect arrangements. In this regard, we note 2010 and 2012 news articles reporting that Gulfstream signed an agreement and a joint venture with China’s Hainan Airlines Group and its subsidiary Deer Jet to provide and serve aircraft, and that Hainan Airlines flies to Khartoum, Sudan. We also note 2010 articles reporting that your subsidiary Jet Aviation Basel, a designated Dassault Falcon completions center, launched a cabin refurbishment program for Dassault 2000 aircraft, and that Dassault Falcon has customers in Syria.

Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of these countries or entities controlled by these governments.

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513

Tel: 703 876 3360

Fax: 703 876 3264

kkuryea@generaldynamics.com

November 9, 2012

General Dynamics’ Response

With respect to your specific questions related to Gulfstream Aerospace Corporation (“Gulfstream”) and Jet Aviation’s Basel operations:

1.	Since July 16, 2009, Gulfstream has not sold any aircraft, parts or services to any customers based in Iran, Syria or Sudan (the “Listed Countries”). To its knowledge, Gulfstream also has not had any contacts with any sales prospects located in those countries. Consistent with applicable U.S. sanctions and export control regulations, the company neither sells its aircraft or parts, nor provides any services, to any customers in the Listed Countries. The reference on the website provided contact information for regional Gulfstream sales representatives and the list of countries identified next to each person’s name reflected purely a listing of all countries in a specific geographic region, not an indication that Gulfstream has been or will be selling aircraft to the Listed Countries. To avoid any confusion, Gulfstream has removed Iran, Syria and Sudan from the contact list for the respective sales representatives provided on the company’s website.

2.	With respect to the referenced joint venture, Gulfstream has entered into a joint venture with Deer Jet Co. Ltd., a subsidiary of China’s Hainan Airlines Group. The joint venture relates to a business jet service center in Beijing, China. As such, the joint venture is not related to Hainan Airlines Group’s commercial air service to any country, including any flights to Sudan. The joint venture’s service center in Beijing does not service any commercial aircraft operated by Hainan Airlines; instead, it is limited to servicing business jets. Gulfstream is not providing any services to Hainan Airlines related to its commercial flights.

3.	Dassault Falcon manufactures and sells business jets and is not in the General Dynamics corporate family. Jet Aviation AG, a non-U.S. subsidiary of General Dynamics incorporated in Switzerland with operations at the Basel-Mulhouse airport, is one of the centers authorized by Dassault Falcon to provide completions and refurbishment services for Dassault Falcon aircraft. Jet Aviation has not provided, since July 16, 2009, any completions or refurbishment services for a Dassault Falcon aircraft owned or operated by individuals or entities located in Syria.

With respect to your general question about any past, current, and anticipated contacts with Iran, Syria or Sudan by General Dynamics, we believe that the only entities that have had any contacts with these countries since July 16, 2009 are in the Jet Aviation group of companies.

November 9, 2012

Jet Aviation is an aviation services provider headquartered and domiciled in Zurich, Switzerland with aircraft service centers in more than 20 locations worldwide and a global customer base. None of Jet Aviation’s facilities are located in the Listed Countries. Among the services Jet Aviation provides for its business jet customers are fixed-based operation (or “FBO”) services for aircraft owned by third parties (e.g., aircraft handling, line maintenance, refueling, passenger and crew transportation, catering, hotel accommodations, and immigration and customs services), and aircraft management and flight support services (e.g., overflight payments, landing fees and other airport fees).

Since July 16, 2009, non-U.S. affiliates of Jet Aviation have provided, consistent with applicable sanctions and export control regulations, a limited amount of these services outside the United States that resulted in revenues from entities in Iran and Syria, and have made payments, through a third party, to aviation authorities in Iran, Syria and Sudan for overflight, landing and/or navigation fees for customers’ aircraft flying over, or landing in, those countries. Since July 16, 2009, U.S. affiliates of Jet Aviation have made payments, through a third party and consistent with applicable sanctions regulations, to aviation authorities in Iran, Syria and Sudan for overflight and/or navigation fees for customers’ aircraft flying over those countries. Given the limited nature of the Jet Aviation activity involving Listed Countries, we do not believe it is material to our investors’ understanding of General Dynamics’ business. However, in response to the Staff’s comment, we provide below a summary of these activities:

FBO Services. On one occasion in 2011, a non-U.S. affiliate of Jet Aviation provided FBO services at an airport in Switzerland to an aircraft that was registered in Iran and that we understand was owned by the Iranian government. The services were provided in connection with an official visit, at the request of the Swiss government. The amount of revenue associated with the FBO services for that one Iranian-registered aircraft was less than $40,000. In addition, prior to October 9, 2012, a non-U.S. affiliate of Jet Aviation provided FBO services at airports outside the United States to customers of an aviation service provider located in Iran, which Jet Aviation understands may be owned by the Iranian government (none of the aircraft that received those FBO services was registered in Iran). The aggregate amount of revenue associated with those FBO services provided since July 16, 2009 is less than $40,000. Moreover, certain non-U.S. affiliates of Jet Aviation have provided FBO services at airports outside the United States to two aviation service providers that are either headquartered in Syria or, while operating worldwide, have offices in Syria. To our knowledge, these third-party service providers are not

November 9, 2012

controlled by the Syrian government. The aggregate amount of revenue associated with FBO services provided to those entities since July 16, 2009 is less than $90,000. One of the aviation service providers noted above relocated its headquarters from Syria to the United Arab Emirates during the relevant time period, and now appears to be a UAE-incorporated and domiciled entity, with offices in several countries including Syria.

Aircraft Management and Flight Support Services. As part of its aircraft management services, Jet Aviation routinely makes payments to aviation authorities in countries for overflight payments and fees associated with navigational assistance (e.g., flight planning and weather information). In addition, when landings occur within a country, Jet Aviation makes payments to the relevant aviation authority for fees associated with those landings (e.g., landing fees, handling fees and other airport fees). Since July 16, 2009, certain of Jet Aviation’s non-U.S. affiliates have made, outside the United States, routine landing fee payments to aviation authorities of the Listed Countries totaling less than $16,000 to Sudanese aviation authorities, $80,000 to Syrian aviation authorities and none to Iranian aviation authorities. Non-U.S. affiliates of Jet Aviation also have made routine overflight and/or navigational payments totaling less than $54,000 to Sudanese aviation authorities, $295,000 to Iranian aviation authorities, and $134,000 to Syrian aviation authorities. Since July 16, 2009, U.S. affiliates of Jet Aviation have made routine overflight and/or navigational payments totaling less than $30,000 to Sudanese aviation authorities, $35,000 to Iranian aviation authorities, and $12,000 to Syrian aviation authorities. In all such instances, none of the actual Jet Aviation customers were located in the Listed Countries. All of these payments were made through a third party.

In addition, non-U.S. affiliates of Jet Aviation from time to time engage one of the third-party service providers that has an office in Syria to provide aircraft management support services in situations where Jet Aviation is unable to support its customers (e.g., in locations where Jet Aviation does not operate) or where business reasons justify outsourcing the services. This engagement has resulted in payments from non-U.S. Jet Aviation affiliates to the third-party service provider for certain services (e.g., routine overflight payments and/or landing fees in various countries, including the Listed Countries). The aggregate revenues associated with this activity since July 16, 2009 are included in figures provided above.

The services discussed in this response typically are provided on an as-needed basis at the request of aircraft owners or operators, rather than through long-term service contracts. We

November 9, 2012

confirm for the Staff that Jet Aviation is not currently party to any long-term contracts with the entities discussed in this response. Because of the ad hoc nature of these services and the fact that these third-party aviation service providers typically are not serviced under long-term contracts, Jet Aviation does not necessarily know the relationships these entities may have with others. To our knowledge, Jet Aviation’s customers generally are neither directly connected to, nor have contractual arrangements with, the governments of the Listed Countries. Third-party aviation service providers described above, who service their own customers and may retain FBO services from Jet Aviation, generally also are not owned by the governments of the Listed Countries (with the exception of one noted above). We do not consider the provision of these routine services to constitute doing business with U.S.-designated state sponsors of terrorism. Regarding future business, Jet Aviation will continue to consider a variety of factors, including the identity of the customer and Jet Aviation’s ability to provide requested services in a legally compliant manner.

Given the limited nature of these services in the aggregate, we do not believe that disclosure is warranted as to any specific material investment risk to the Company’s shareholders for these activities, including any risks to the Company’s reputation and share value.

SEC Comment

2.	Please tell us whether your contacts with Iran, Syria and Sudan, if any, involve navigation equipment or airborne communication equipment.

General Dynamics’ Response

We confirm that none of the activities discussed in response to Comment 1 included the provision of navigation equipment or systems or airborne communication equipment to any customer in a Listed Country. The navigational services referenced in the response were provided by civil aviation authorities of those countries and did not involve the transfer by Jet Aviation of any navigation equipment to any Listed Country.

SEC Comment

3.

Please discuss the materiality of your contacts with Iran, Syria and Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor

November 9, 2012

would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

General Dynamics’ Response

We do not believe that the limited activities discussed in the Responses, conducted in the normal course of Jet Aviation’s business, are sufficient to lead investors to conclude that we support U.S.-designated state sponsors of terrorism. We have not, to our knowledge, experienced any negative publicity or reputational damage associated with the activities described in the Responses, nor do we believe that the limited activities described in the responses, when viewed in the context of the Company’s 2011 revenues of approximately $32.7 billion, would have any impact on the Company’s share price. In addition, we employ robust compliance programs to ensure compliance with applicable laws and regulations, including U.S. export control and sanctions laws and regulations. We do not believe that the activities described in the Responses are either quantitatively or qualitatively material or that a reasonable investor would deem this information important in affecting the total mix of information available to investors.

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We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact Neal Wheeler, Assistant General Counsel ((703) 876-3482), with any questions about these matters.

Sincerely,

/s/ Kimberly A. Kuryea
Kimberly A. Kuryea
Vice President and Controller